FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 20, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2009 Annual General Shareholders' Meeting” dated March 20, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 20, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
March 19, 2008
English Language Summary

Subject:    The Board resolution to convene the 2009 Annual General Shareholders' Meeting.
Regulation:    Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed CompaniesDate of Events: 2009/03/20

Content:

1.	Date of the board of directors resolution: 2009/03/20

2.	Date for convening the shareholders' meeting: 2009/06/19

3.	Location for convening the shareholders' meeting:

No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C. (Meeting Room in the Central Taiwan Science Park Administration)

4.	Cause or subjects for convening the meeting:

A.	Report items:

(1)	Report of 2008 business

(2)	Audit Committee's review report

(3)	Report of indirect investments in China in 2008

(4)	Reporton the issuance of corporate bond in 2008

B.	Acceptances and Discussions:

(1)	To accept the 2008 Business Report and Financial Statements

(2)	To approve the proposal for the distribution of 2008 profits

(3)	To approve the proposal for the capitalization of 2008 stock dividends and employee stock bonuses

(4)	To approve the proposal for the revisions to Articles of Incorporation

(5)
To approve the proposal for the revisions to the “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Conducting Derivative Transactions”, “Handling Procedures for Capital Lending”, and “Handling Procedures for Providing Endorsements and Guarantees”

(6)	To approve the proposal for the revisions to the“Rules for the Election of Directors”

5.	Book closure starting date: 2009/04/21

6.	Book closure ending date: 2009/06/19

7.	Any other matters that need to be specified:

(1)	The proposal for the distribution of 2008 profits will be resolved by the Board and be announced 40 days prior to the Meeting date, i.e. by May 8, 2009, pursuant to the ROC rules.

(2)	The 2009 Submission Period of the Company for the submission of shareholder proposals pursuant to the ROC Company Law will begin from April 10, 2009 and will end on April 21, 2009.

(3)
Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 10, 2009 to April 17, 2009. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).